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SanDisk Corporation
601 McCarthy Boulevard
Milpitas, CA 95035-7932
Phone: 408-801-1000
Fax: 408-801-8657

Mr. Patrick Gilmore
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	SanDisk Corporation
Form 10-K for Fiscal Year Ended January 2, 2011
Filed February 23, 2011
Form 10-Q for the Quarterly Period Ended April 3, 2011
Filed May 11, 2011
File No. 000-26734

Dear Mr. Gilmore:

SanDisk Corporation (“SanDisk,” the “Company,” “we” or “us”) hereby sets forth the following information in response to the comments contained in the correspondence of the staff of the Securities and Exchange Commission (the “Staff”), dated May 12, 2011, relating to the Company’s Annual Report on Form 10-K for the fiscal year ended January 2, 2011 (the “Form 10-K”) and the Company’s Form 10-Q for the quarterly period ended April 3, 2011 (the “Form 10-Q”) (File No. 000-26734).  We have set forth below the comments received by the Staff.  Following each Staff comment is a summary of the Company’s response thereto.

Form 10-K for the Fiscal Year Ended January 2, 2011

Item 8. Financial Statements and Supplementary Data

Note 10 - Income Taxes, page F-39

1.
We note the impact your foreign earnings had on your effective tax rate in your rate reconciliation.  Please provide us with a breakdown of the components of this line item and tell us how you considered providing further quantitative breakdown of this line item in your disclosure.  See Rule 4-08(h)(2) of Regulation S-X.

Response:  The foreign tax rate differential component as presented in our effective tax rate reconciliation consists of foreign taxes from multiple entities, the largest being the Company’s Irish, Chinese, Israeli and Japanese entities.  The Company’s worldwide profit before taxes is primarily attributable to the Company’s U.S. entity, which accounted for more than 80% of the total profit (loss) before taxes in each of the fiscal years presented.  Given the significance of the U.S. profit (loss) before taxes, the Company did not believe that further quantitative breakdown of the foreign tax rate differential would be meaningful disclosure to the reader.  In light of the Staff’s comment, the Company will include in future filings, as appropriate, the following disclosure in the tax footnote:

“The Company’s earnings and taxes resulting from foreign operations are largely attributable to the Company’s Irish, Chinese, Israeli and Japanese entities.”

Supplementally, the change in the Company’s foreign rate differential from 2008 through 2010 is primarily due to:

(1) the fluctuation in the Company’s worldwide profit (loss) before tax from a loss of ($2.0) billion in fiscal year 2008 to a profit of $0.5 billion and $1.5 billion in fiscal years 2009 and 2010, respectively, largely attributable to the Company’s U.S. entity, and

(2) the classification of the Company’s 2009 foreign tax credit related to foreign withholding tax and the corresponding valuation allowance shown on a gross basis.

Form 10-Q for the Quarterly Period Ended April 3, 2011

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Provision for Income Taxes, page 42

2.
We note your provision for income taxes for the three months ended April 3, 2011 differs from the U.S. statutory tax rate due to the tax impact of earnings from foreign operations, among other things.  Tell us how you considered providing disclosures that explain how having earnings in countries where you have different statutory tax rates impacts your effective income tax rates and obligations.  In this regard, you should consider explaining the relationship between the foreign and domestic effective tax rates in greater detail as it appears as though separately discussing the foreign effective income tax rates may be important information necessary to understanding your results of operations.  To the extent that certain countries have had a more significant impact on your effective tax rate, then tell us how you considered disclosing this information and including a discussion regarding how potential changes in such countries’ operations may impact your results of operations.  We refer you to Item 303(a)(3)(i) of Regulation S-K and Section III.B of SEC Release 33-8350.

  Response:  The Company’s worldwide profit before income taxes is primarily attributable to the Company’s U.S. entity and the mix of U.S. income as compared with foreign income.  The Company disclosed in the MD&A and Note 10 to its unaudited financial statement for the period ended April 3, 2011, that the provision for income taxes for the three months ended April 3, 2011 differs from the U.S. statutory tax rate due to, among other factors, the tax impact of earnings from foreign operations.  However, in light of the Staff’s comment, the Company will add disclosure as indicated in response #1 above in future filings.

**********

The Company acknowledges that the adequacy and accuracy of the disclosures in its filing with the Commission are the responsibility of the Company.  The Company acknowledges that Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing.  The Company also acknowledges that Staff comments may not be asserted as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.  We appreciate the Staff's assistance in this process and would be pleased to discuss with you at your earliest convenience any additional comments the Staff may have.

Please direct any questions or comments regarding this filing to the undersigned at (408) 801-1516, or our Senior Counsel, Garth Bossow at (408) 801-2329.

Yours truly, /s/ Judy Bruner
Judy Bruner EVP, Administration & Chief Financial Officer. SanDisk Corporation